UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-8773

Crested Corp.
 ------------------------------------------------------
(Exact name of registrant as specified in its charter)

877 N. 8th W., Riverton, Wyoming 82501 (307.856.9271)
 -----------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock - $0.001 Par Value
--------------------------------------------------------
(Title of each class of securities covered by this Form)

None
-------------------------------------------------------------------
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rules 12g-4(a)(1)(i)   [x]     Rules 12h-3(b)(1)(i)   [ ]
Rules 12g-4(a)(1)(ii)  [ ]     Rules 12h-3(b)(1)(ii)  [ ]
Rules 12g-4(a)(2)(i)   [ ]     Rules 12h-3(b)(2)(i)   [ ]
Rules 12g-4(a)(2)(ii)  [ ]     Rules 12h-3(b)(2)(ii)  [ ]
Rules 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, Crested Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Crested Corp.

Date:  November 26, 2007

By:  /s/ Harold F. Herron, President
of Crested Corp. and Executive Vice-President of U.S. Energy Corp., successor by merger to Crested Corp.